EXHIBIT 99.29

CORDOVACANN APPROVED TO OPERATE CANNABIS RETAIL IN ALBERTA

AND PROVIDES CANADIAN RETAIL UPDATE

TORONTO, ONTARIO, January 12, 2021 - CordovaCann Corp. (CSE: CDVA) (OTCQB: LVRLF) (“Cordova” or the “Company”), a cannabis-focused consumer products company, is pleased to announce that its wholly-owned subsidiary, Cordova Investments Canada, Inc. has been approved to operate as a cannabis retailer in Alberta from the Alberta Liquor and Gaming Commission. This approval allows Cordova to open up to 64 cannabis retail store stores in Alberta, including the 5 retail locations in the province that were purchased as part of the assets acquired from Star Buds International on April 9, 2020. The Company expects to open the first of these Alberta stores under the Star Buds brand later this month, and the remaining 4 stores in the first half of 2021.

“We are thrilled to have received our approval to operate retail stores in Alberta as this allows Cordova to quickly double its store base in the coming months,” stated Taz Turner, Chairman and CEO of the Company. “We are on solid footing to grow the business organically and are also seeing opportunities that could accelerate growth. The continued success of our opened stores gives us the confidence to expand across Canada, and we look forward to bringing the Star Buds brand to consumers in Alberta soon.”

The first 5 Star Buds stores are performing well and generated revenue of $1,066,291 in the month of December with a gross margin of 35.1%. This equates to a run rate of over $12.9 million in annual gross revenues. The 2 new stores opened during December are already contributing nicely and grew revenues week-over-week during the month. Cordova continues to expand its retail footprint and has plans to open additional Star Buds cannabis retail stores in Ontario, Manitoba, Alberta and British Columbia in the coming months. The recently announced lockdowns in Ontario have impacted sales to date much less than expected, and management expects that sales will accelerate once the lockdowns are lifted. Curbside pickup remains available at all stores for orders made at www.starbuds.co.

Cordova also issued the final 9,000,000 common shares to Star Buds International Inc. as per the earnout agreement for opening 5 retail cannabis stores in the 12 months after the close of the transaction.

These shares are subject to a statutory four month and one day hold period expiring on May 7, 2021, and such further restrictions as may apply under foreign securities laws. The Shares have not been and will not be registered under the United States Securities Act of 1933, as amended, or under any other state securities laws and therefore may not be offered or sold, directly or indirectly, or delivered within the United States or to, or for the benefit of, United States persons absent registration or an applicable exemption from registration requirements.

This press release does not constitute an offer to sell or a solicitation to purchase any securities of the Company in the United States. All reference to dollar amounts in this press release are in Canadian Dollars unless stated otherwise.

About CordovaCann Corp.

CordovaCann Corp. is a Canadian-domiciled company focused on building a leading, diversified cannabis products business across multiple jurisdictions including Canada and the United States. Cordova primarily provides services and investment capital to the retail, processing and production vertical markets of the cannabis industry.

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Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking information” under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of the Company. All statements in this press release, other than statements of historical fact, are "forward-looking information" with respect to the Company within the meaning of applicable Canadian securities laws, including statements with respect to the Company’s planned business activities, the anticipated benefits of the opening of the store and the prospect of opening additional retail stores. Generally, this forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes", or variations or comparable language of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Forward-looking information is necessarily based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which the Company will operate in the future, including anticipated costs and ability to achieve business objectives and goals.

Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking information including but not limited to: global economic and market conditions; the war on terrorism and the potential for war or other hostilities in other parts of the world; the availability of financing and lines of credit; successful integration of acquired or merged businesses; changes in interest rates; management's ability to forecast revenues and control expenses, especially on a quarterly basis; unexpected decline in revenues without a corresponding and timely slowdown in expense growth; the Company's ability to retain key management and employees; intense competition and the Company's ability to meet demand at competitive prices and to continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance; relationships with significant suppliers and customers; as well as other risks and uncertainties, including but not limited to those detailed from time to time in the Company's public filings on EDGAR and SEDAR. Although the Company believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company provides forward-looking information for the purpose of conveying information about current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. By its nature, this information is subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. There can be no assurance that such information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise unless required by applicable law.

Company Contact:

Taz Turner

Chief Executive Officer

taz@cordovacann.com (917) 843-2169

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